Exhibit 99.1
Alithya reports third quarter continued growth and improved performance

Steady progress towards delivering on strategic plan objectives
Q3-2023 Highlights
•Revenues increased 19.2% to $130.8 million, compared to $109.7 million for the same quarter last year.
•Gross margin increased 38.8% to $39.2 million, compared to $28.3 million for the same quarter last year.
•Gross margin as a percentage of revenues(1) was 30.0%, compared to 25.8% for the same quarter last year. On a sequential basis, gross margin as a percentage of revenues increased from 29.3% for the second quarter of this year.
•Adjusted EBITDA(2) increased 122.0% to $10.0 million, or 7.7% of revenues(2), compared to $4.5 million, or 4.1% of revenues, for the same quarter last year.
•Net loss was $5.5 million, or $0.06 per share, compared to a net loss of $3.5 million, or $0.04 per share, for the same quarter last year.
•Cash flow from operating activities and changes in non-cash working capital items, in the third quarter, contributed to a notable sequential long-term debt reduction of $36.4 million, or 21.9%, from $166.2 million as at September 30, 2022 to $129.8 million as at December 31, 2022.
•Q3 bookings(1) reached $136.6 million, which translated into a book-to-bill ratio(1) of 1.04 for the quarter, and on a trailing twelve months basis, bookings were $508.5 million, which translated into a book-to-bill ratio of 1.00.
•Signed 37 new clients.
MONTREAL, CANADA (February 14, 2023) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”) reported today its results for the third quarter of fiscal 2023 ended December 31, 2022. All amounts are in Canadian dollars unless otherwise stated.

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Summary of the financial results for the third quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2023-Q3	F2022-Q3
Revenues	130,780	109,713
Gross Margin	39,218	28,257
Gross Margin (%)	30.0%	25.8%
Selling, general and administrative expenses	31,196	25,002
Selling, general and administrative expenses (%)(1)	23.9%	22.8%
Adjusted EBITDA(2)	10,021	4,514
Adjusted EBITDA Margin (%)(2)	7.7%	4.1%
Net loss	(5,505)	(3,486)
(1)    This earnings release incorporates by reference section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s Management and Discussion and Analysis (“MD&A”) for the quarter ended December 31, 2022, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which includes explanations of the composition and usefulness of these other financial measures.
(2)     These are non-IFRS financial measures or ratios without a standardized definition under IFRS, which may not be comparable to similar measures or ratios used by other issuers. Definition and quantitative reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure is presented below under the caption “Non-IFRS and other financial measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period. This earnings release incorporates by reference section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended December 31, 2022, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which includes explanations of the composition and usefulness of these non-IFRS financial measures and non-IFRS ratios.
Quote by Paul Raymond, President and CEO, Alithya:
“I am very proud of our team’s Q3 performance. Despite global uncertainties, we delivered quarterly improvements on many important fronts. Strong year-over-year revenue growth, improving gross margins and EBITDA, and significant cash generation and debt reduction, are the result of the continued deployment of our strategic plan. As we move forward in the final quarter of our 2023 fiscal year, and look ahead to fiscal 2024, we remain focused on delivering on our long term objectives, while further leveraging our expertise and reputation as a trusted advisor.”

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Third Quarter Results
Revenues
Revenues amounted to $130.8 million for the three months ended December 31, 2022, including $12.6 million from Vitalyst, LLC (“Vitalyst”) and Datum Consulting Group, LLC and its affiliates ("Datum"), following their acquisitions by the Company on January 31, 2022 and July 1, 2022 (the "Datum Acquisition"), respectively, representing a $21.1 million increase, or 19.2%, from $109.7 million for the three months ended December 31, 2021. On a sequential basis, revenues also increased by $1.9 million, from $128.9 million for the second quarter of this year.
Revenues in Canada increased by $4.4 million, or 6.0%, to $77.5 million for the three months ended December 31, 2022, from $73.1 million for the three months ended December 31, 2021. The increase in revenues was due to organic growth in all areas, including growth from the two long-term contracts signed as part of an acquisition in the first quarter of last year.
U.S. revenues increased by $15.8 million, or 47.9%, to $48.9 million for the three months ended December 31, 2022, from $33.1 million for the three months ended December 31, 2021, due to revenues of $12.6 million from the acquisitions of Vitalyst and Datum, and a favorable US$ exchange rate impact of $3.5 million.
International revenues increased by $0.9 million, or 24.6%, to $4.4 million for the three months ended December 31, 2022, from $3.5 million for the three months ended December 31, 2021, driven by organic growth in activity levels, partially offset by an unfavorable foreign exchange rate impact of $0.2 million between the two periods.
Gross Margin
Gross margin increased by $10.9 million, or 38.8%, to $39.2 million for the three months ended December 31, 2022, from $28.3 million for the three months ended December 31, 2021. Gross margin as a percentage of revenues increased to 30.0% for the three months ended December 31, 2022, from 25.8% for the three months ended December 31, 2021. On a sequential basis, gross margin as a percentage of revenues increased from 29.3% for the second quarter of this year.
In Canada, gross margin as a percentage of revenues increased, compared to the same quarter last year, due to increased revenues from permanent employees relative to subcontractors, higher average revenue per employee, and higher margin offerings. Gross margin as a percentage of revenues also increased on a sequential basis, mainly due to higher average revenue per employee and higher margin offerings, compared to the second quarter of this year.
In the U.S., gross margin as a percentage of revenues increased, compared to the same quarter last year, as a result of a positive margin impact from the acquisitions of Vitalyst and Datum, higher average revenue per employee, and improved project performance in other areas of the business. Gross margin as a percentage of revenues also increased on a sequential basis, mainly due to higher average revenue per employee and improved project performance in certain areas of the business, compared to the second quarter of this year.
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International gross margin as a percentage of revenues decreased compared to the same quarter last year, mainly as a result of inflationary pressures on salary costs and more non-billable hours.
Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $31.2 million for the three months ended December 31, 2022, an increase of $6.2 million, or 24.8%, from $25.0 million for the three months ended December 31, 2021. Selling, general and administrative expenses, as a percentage of revenues, amounted to 23.9% for the three months ended December 31, 2022, compared to 22.8% for the same period last year, driven mostly by the higher historical selling, general and administrative expense percentage of Vitalyst and an unfavorable US$ exchange rate impact of $1.0 million, partially offset by reductions in other expense categories. On a sequential basis, expenses increased by $0.8 million, from $30.4 million for the second quarter, driven by an unfavorable US$ exchange rate impact of $0.5 million and sequential increases in certain discretionary spending categories such as travel, business development, and information technology and communications costs, partially offset by reductions in other expense categories.
Adjusted EBITDA
Adjusted EBITDA amounted to $10.0 million for the three months ended December 31, 2022, representing an increase of $5.5 million, or 122.0%, from $4.5 million for the three months ended December 31, 2021. As explained above, increased gross margin and the contributions from the acquisitions of Vitalyst and Datum were partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin was 7.7% for the three months ended December 31, 2022, compared to 4.1% for the three months ended December 31, 2021.
Net Loss
Net loss for the three months ended December 31, 2022 was $5.5 million, an increase of $2.0 million, from $3.5 million for the three months ended December 31, 2021. The increased loss was driven mainly by increased business acquisition, integration and reorganization costs and increased depreciation and amortization of intangibles, as a result of the Datum Acquisition, as well as increased selling, general and administrative expenses, increased net financial expenses, and increased income tax expense, partially offset by increased gross margin in the three months ended December 31, 2022, compared to the three months ended December 31, 2021. On a per share basis, this translated into a basic and diluted net loss per share of $0.06 for the three months ended December 31, 2022, compared to a net loss of $0.04 per share for the three months ended December 31, 2021.
Liquidity and Capital Resources
For the three months ended December 31, 2022, net cash from operating activities was $34.9 million, representing an increase of $23.8 million, or 215.8%, from $11.1 million for the three months ended December 31, 2021. The cash flows for the three months ended December 31, 2022 resulted primarily from the net loss of $5.5 million, plus $14.3 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, share-based compensation, foreign exchange loss on repayment of long-term debt, deferred taxes, and unrealized foreign exchange, and $26.1 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended December 31, 2021 resulted primarily from the net loss of $3.5 million, plus $6.7 million of non-cash adjustments
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to the net loss, consisting primarily of depreciation and amortization, net financial expenses, and share-based compensation, and $7.8 million in favorable changes in non-cash working capital items.
Nine-Month Results
Revenues amounted to $386.5 million for the nine months ended December 31, 2022, including $34.2 million from the acquisitions of Vitalyst and Datum, representing a $68.6 million increase, or 21.6%, from $317.9 million last year. Gross margin increased by $25.9 million, or 30.5%, to $111.0 million, from $85.1 million last year. Adjusted EBITDA amounted to $25.7 million, representing an increase of $9.1 million, or 54.9%, from $16.6 million, including the forgiveness of $5.9 million in PPP loans, last year. Net loss was $10.1 million, an increase of $1.8 million, from $8.3 million, including the forgiveness of $5.9 million in PPP loans, last year. On a per share basis, this translated into a basic and diluted net loss per share of $0.11, compared to a net loss of $0.10 per share last year.
Outlook
Notwithstanding the ongoing global uncertainties, the Company maintains focus on its long-term strategic plan, which sets as a goal to consolidate its position to become a trusted leader in digital transformation.
According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT services segments. Alithya's specialization in digital technologies and its flexibility to deploy enterprise solutions and deliver solutions tailored to specific business objectives, responds directly to client expectations. More specifically, Alithya has established a three-pronged growth plan focusing on:
•Increasing scale through organic growth and complementary acquisitions;
•Achieving best-in-class employee engagement;
•Providing its investors, partners and stakeholders with long-term growing return on investment.
Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future
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operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the potential return to pre-COVID-19 pandemic operations.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya’s, Management's Discussion and Analysis for the year ended March 31, 2022, Management's Discussion and Analysis for the quarter ended June 30, 2022 and Management's Discussion and Analysis for the quarter ended December 31, 2022, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
Non-IFRS Measures and other financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures and Bookings, Book-to-Bill Ratio, Gross Margin as a Percentage of Revenues and Selling, General and Administrative Expenses as a Percentage of Revenues are other financial measures used in this press release. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Additional details for these non-IFRS and other financial measures can be found in section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended December 31, 2022, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and are incorporated by reference in this press release, which includes explanations of the composition and usefulness of these non-IFRS financial measures and non-IFRS ratios.

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The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Revenues	130,780	109,713	386,477	317,911
Net loss	(5,505)	(3,486)	(10,104)	(8,295)
Net financial expenses	2,664	1,203	6,758	3,227
Income tax expense (recovery)	379	(130)	(5,751)	(2,452)
Depreciation	1,634	1,400	4,815	4,200
Amortization of intangibles	7,397	3,438	18,804	10,268
EBITDA (1)	6,569	2,425	14,522	6,948
EBITDA Margin (1)	5.0%	2.2%	3.8%	2.2%
Adjusted for:
Foreign exchange loss (gain)	163	(27)	63	(1)
Share-based compensation	1,999	1,139	5,161	3,517
Business acquisition, integration and reorganization costs	1,290	857	5,913	5,489
Internal ERP systems implementation	—	120	—	608
Adjusted EBITDA (1)	10,021	4,514	25,659	16,561
Adjusted EBITDA Margin (1)	7.7%	4.1%	6.6%	5.2%

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the quarter ended December 31, 2022, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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Conference Call
Alithya will hold a conference call to discuss these results on February 14, 2023, at 9:00 AM Eastern Time. Interested parties can join the call by dialing 1 (888) 396 8049 or (416) 764 8646, conference ID: 66704459, or via webcast at https://www.icastpro.ca/oermy4. The conference call recording can be accessed via Alithya’s website under the Investors section, or directly at https://www.alithya.com/en/investors.
About Alithya
Alithya is a trusted North American leader in strategy and digital transformation, employing a dedicated and highly skilled workforce of 3,700 professionals in Canada, the United States and internationally. Since its founding in 1992, Alithya’s capacity, size, and capabilities have continuously evolved, guided by a long-term strategic vision to become the trusted advisor of its clients. Alithya’s strategy is based on a plan of accelerated organic growth and complementary acquisitions to create a global leader.
The company's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics. Alithya deploys leading-edge solutions, services, and skills as one of the most prominent consulting firms, driving successful digital change as a trusted advisor to customers in a variety of sectors, including financial services, insurance, manufacturing, renewable energy, telecommunications, transport and logistics, professional services, healthcare, government, and beyond. Alithya strives to be a model of corporate responsibility, professional equity, diversity, and inclusion, with a vibrant business culture that embraces social consciousness at its core. To learn more about Alithya, visit www.alithya.com.

Source:
Benjamin Cerantola
Director of Communications
514 285-0006 # 6480
benjamin.cerantola@alithya.com

Note to readers: Management’s Discussion and Analysis and the interim consolidated financial statements and notes for the three and nine months ended December 31, 2022 are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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